Exhibit 99.1

Trillion Energy Advances Additional Earn-In Payment on M47 Oil Block and Plans Upcoming Seismic

June 4, 2026 – Vancouver, B.C. – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that it has made a further cash payment of US$250,000 toward its earn-in obligations for a 29% participating interest in the M47c,d oil block, an onshore exploration asset located in the Cudi-Gabar petroleum province of southeastern Türkiye. The payment will be applied against the work program commitments under the Company’s Definitive Farm-In Agreement on the M47 Concession.

This payment follows the previous US$250,000 instalment announced on May 4, 2026, bringing total earn-in payments advanced to date to US$500,000 of the Company’s US$9.5 million 2026 -2027 work program commitment under its Earn-in Agreement on the M47c,d Concession “the Block”.

Scott Lower, President of Trillion Energy, stated: “The Gabar regional fields are currently producing around 80,000 barrels of oil a day, roughly 8% of Türkiye’s demand, with a stated target of 100,000 bbl/d. M47 Block is significantly underexplored relative to the drilling occurring about the Block to the North and East, which has generated five new producing oil fields in about five years. Currently, approximately 40 rigs are working on a 140 well location inventory (2026) just beyond the block’s perimeter. It’s time to play catch up.”

With this latest payment advanced, Trillion along with its partners are preparing upcoming seismic program on the Block which is anticipated to generate several new additional leads. Currently, only approximately 25% of the Block is covered by seismic, with key areas of interest, particularly on the eastern block line, now to be studied. The new seismic is expected to generate four to six additional drillable exploration locations, which are not currently covered by the Company resource assessments.

Project Highlights

●	29% working interest in block M47c,d, earned by funding US$15 million across two work program tranches; US$500,000 advanced to date against the US$9.5 million first tranche.

●	Independent NI 51-101 contingent resource of 27.6 MMbbl 2C (24,186 MSTB net to Trillion) on the North Prospect, with an unrisked NPV-10 of US$733.5 million and a risk-adjusted value of US$594.2 million. (Chapman, effective December 31, 2025, see Company’s news release April 16, 2026, for further details).

●	Two further prospects, Central and Findik South, add a combined after-risk NPV-10 of US$215.7 million, with the North Prospect 3C estimate at an unrisked NPV-10 of US$1.18 billion. (Chapman: December 31, 2025).

●	The 2025 Çetinkaya-1 well confirmed 38 metres of net oil pay at 32.4° API light oil with 160 metres of reservoir left undrilled at 2,455 m.

● Two routes to first cash flow: a recently completed regional pipeline network (over 150,000 boe/d capacity) with Şehit Esma Çevik as the first tie-in, plus truck haul to the Tüpraş Batman refinery (130 km).

Figure 1. Cetinkaya-2 Well Drill rig on M47 Block

About the M47c,d Oil Block

The M47c,d oil block covers approximately 450 km² within the Cudi-Gabar petroleum province, one of Türkiye’s most active onshore oil regions. Block M47C3,C4 is located approximately 11 km southeast of Türkiye’s largest onshore light oil discovery, the Şehit Aybüke Yalçın field, which contains oil in the same Beloka and Mardin Group carbonate reservoirs as M47. The region hosts significant established production, with approximately 100 analogue wells operating within a 10-to-12-kilometre radius, targeting the same Mardin and Beloka reservoir intervals that Trillion plans to explore and evaluate on M47.

As previously announced on April 16, 2026, an independent third-party resource evaluation identified meaningful contingent and prospective oil resources on the Block, providing a strong technical foundation for the upcoming work program.

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for 2026 and 2027 work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Scott Lower, President

e-mail: info@trillionenergy.com

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including but not limited to: statements regarding the Company’s earn-in obligations and the funding of its work program commitments on the M47 Concession; the Company’s strategic direction and focus on the M47 block; the anticipated exploration and drilling program and timing thereof; and the business and affairs of the Company generally. Forward-looking information is based on a number of assumptions including, without limitation: JOC partner approvals; prevailing oil prices and foreign exchange rates; access to capital; and the availability of required services and equipment. Forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause actual results to differ materially, including: commodity price risk; drilling and operational risk; regulatory risk in Türkiye; JOC partner risk; access to financing; and currency risk. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date hereof and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as expressly required by applicable securities law.

Oil and Gas Disclosure, COGEH / NI 51-101

This news release has been prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

References to production rates and reservoir characteristics at the Şehit Aybüke Yalçın and Şehit Esma Çevik fields, and to current Gabar production of approximately 80,000 barrels per day and the 100,000 barrels per day government target, are based on publicly available information reported by Türkiye Petrolleri Anonim Ortaklığı (“TPAO”), Türkiye’s Ministry of Energy and Natural Resources, and public media sources. These fields are operated by TPAO and Trillion Energy has no direct knowledge of their subsurface or production data. Production rates and targets at analogue fields are not necessarily indicative of production rates that may be achieved at Block M47C3,C4.

Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.